UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

Or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Commission File No.: 024-11187

BacTech Environmental Corporation
(Exact name of registrant as specified in its charter)

Ontario	N/A
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

Suite 409, 37 King St., East Toronto,

Ontario Canada M5C 1E9

(Address of principal executive offices)

(416) 813-0303

(Registrant’s telephone number, including area code)

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward Looking Statements

This Semi-Annual Report on Form 1-SA contains forward-looking statements. For this purpose, any statements contained in this Report that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking information includes statements relating to future actions, prospective products, future performance or results of current or anticipated products, sales and marketing efforts, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management, and other matters. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “continue” and similar expressions or the negative of these similar terms. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as that information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict. In evaluating these forward-looking statements, you should consider various factors, including the following: (a) those risks and uncertainties related to general economic conditions, (b) whether we are able to manage our planned growth efficiently and operate profitable operations, (c) whether we are able to generate sufficient revenues or obtain financing to sustain and grow our operations, (d) whether we are able to successfully fulfill our primary requirements for cash, which are explained below under “Liquidity and Capital Resources”. We assume no obligation to update forward-looking statements, except as otherwise required under the applicable federal securities laws. Unless stated otherwise, terms such as the “Company,” “BacTech Environmental,” “BacTech,” “BCCEF,” “we,” “us,” “our,” and similar terms shall refer to BacTech Environmental Corporation, an Ontario Canada corporation.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. The financial statements included in this filing as of and for the six months ended June 30, 2021 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included. Unless otherwise indicated, latest results discussed below are as of June 30, 2021.

The financial statements are compliant and up to date with all new financial accounting standards, as noted per IFRS. The Company has elected to not delay compliance with any new or revised financial accounting standard. The Company’s fiscal year end is December 31. Additional information regarding the Company will be available through the SEDAR website at www.sedar.com.

Management’s Discussion and Analysis

The Company has had no revenues from operations in each of the last two fiscal years, and no revenue in the current fiscal year.

Plan of Operation for the Next Twelve Months

The Company believes that the proceeds of this Offering will satisfy its cash requirements for the next twelve months. To complete the Company’s entire deployment of its current and proposed operations and its business plan, it may have to raise additional funds in the next twelve months.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include assumptions about collection of accounts and notes receivable, the valuation and recognition of stock-based compensation expense, the valuation and recognition of derivative liability, valuation allowance for deferred tax assets and useful life of fixed assets.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

The following management’s discussion and analysis (“MD&A”) of financial results is dated August 26, 2021 and reviews the business of BacTech Environmental Corporation (the “Company” or “BacTech”), for the three and six months ended June 30, 2021, and should be read in conjunction with the accompanying condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2021, as well as the audited annual financial statements for the year ended December 31, 2020 and related notes and MD&A. This MD&A and the accompanying condensed interim consolidated financial statements and related notes for the three and six months ended June 30, 2021 have been reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors.

This MD&A contains certain forward-looking statements, such as statements regarding potential mineralization, resources and research results, and future plans and objectives of the Company, that are subject to various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise.

Core Business Strategy

BacTech Environmental Corporation was incorporated by REBgold Corporation (“REBgold” and formerly known as BacTech Mining Corporation) on October 5, 2010 under the Canada Business Corporations Act. Through the completion of the Plan of Arrangement, the Company was granted a perpetual, exclusive, royalty free license to use REBgold Corporation’s proprietary bioleaching technology (“BACOX”) in the remediation business for mining wastes and was listed on what is today the Canadian Stock Exchange under the symbol “BAC”.

The BACOX technology utilizes bacteria to liberate precious and base metals and has been traditionally used to treat difficult-to-treat sulphide ores and concentrates. The business plan for the Company is to apply the bioleaching technology to abatement and reclamation projects to remove harmful elements such as arsenic and sulphur from the environment, where this can be assisted by a positive cash flow from metal recovery. Examples of metals which can be extracted include gold, silver, cobalt, nickel, copper, uranium and zinc.

Bioleaching is an environmentally friendly process technology for treating difficult-to-treat sulphide ores and concentrates. By replacing smelting and/or roasting with a bioleach process, the production of sulphur dioxide emissions, which is the primary source of acid rain, and arsenic trioxide are eliminated. Furthermore, the capital and operating costs of a bioleach facility are significantly less when compared to other existing treatment methods.

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Mineral Reclamation Projects

Ecuador

BacTech has identified the Ponce Enriquez area of southern Ecuador as an area where the Company’s bioleaching technology can be successfully deployed for environmental processing of locally produced concentrates. Given the high levels of arsenic contained in the ore from the area, miners receive significantly reduced prices for their concentrates due to penalties applied by the buyers. The buyers tend to be from Asia where concentrates are shipped for conventional smelting and/or roasting. The concentrates are subject to a 3% export royalty on the gold value payable by the miner to the Government of Ecuador. BacTech believes that by implementing an in-country bioleach plant it can offer superior pricing for these concentrates to the local producers, better payment terms, provide domestic Ecuadorian employment opportunities; and increase local and federal tax revenue for the government. It should be noted that the final arsenical product resulting from bioleaching, ferric arsenate, is a US Environmental Protection Agency approved land-fillable form of arsenic.

Plans for Ecuador

The initial capacity for the proposed plant would be 50 tonnes per day of arsenopyrite and refractory pyrite concentrates. At this stage the Company will be pursuing its goals with 100% ownership, but BacTech would consider a joint venture partner going forward. BacTech will act strictly as a purchaser and processor of third party concentrates and will not own any mineral properties in Ecuador.

In the above chart we can see that the first step in the process involves ear-marking suitable concentrates for which a detailed bioleach test program will be undertaken. The Company collected samples from 6 different mines in the area from which 3 were selected as candidates for bioleaching. These samples were assayed for gold and arsenic content before being subjected to bioleach test work carried out at ALS Labs in Perth, Australia. A first step in the process is completion of a diagnostic leach study to get a better understanding of the leachability of the gold. On April 21, 2021, BacTech announced that it has achieved gold recoveries of over 99%. The estimated time to complete the test work is 16-20 weeks after which BacTech would establish the projected gold recovery and sulphide oxidation ratios as well as gaining a good understanding of the flow sheet for the plant.

On June 24, 2021, BacTech announced that all formal bioleach test work for the Company’s Ponce Enriquez bioleaching project was completed. BacTech will deliver final arsenic stability results (“TCLP”) and analysis when received by third-party testing provider ALS Laboratories. The interim bioleach results, covering four key areas, are presented below.

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Bio-Oxidation Kinetics

Bioleach test work on material collected from small mine producers in Ponce Enriquez, Ecuador, previously assayed to confirm positive magnitudes of gold, was completed on June 23rd, 2021. While assay results from oxidized solids are pending to confirm the extents of oxidation achieved, the results from solution assays taken throughout the testing campaign indicate good kinetics with complete solubility of arsenic from all samples tested complimented by a high level of iron dissolution from refractory mineralization. This is a positive indicator in being able to obtain a high gold recovery from downstream processing. No unusual phenomenon was encountered during the testing compared to other feedstocks which have been previously tested and resulted in a successful commercial plant. These results are particularly encouraging, given the fact that some of the feedstocks were pretreated with cyanide by the miner to obtain any free gold present. Cyanide contaminated concentrates with high arsenic content are recognized as more difficult to treat due to toxicity phenomenon. A specialized pre-washing process was used to mitigate the toxicity effects of any residual cyanide species present in these feedstocks on the bio-oxidation process. A further positive attribute is that due to the low amount of inert siliceous gangue present in the feedstocks, a high weight loss was noted in the bio-oxidation testing. This has positive process implications in reducing the size of equipment required for downstream gold recovery and hence capital and operating costs.

Gold Recovery

Cyanidation work was conducted on the bio-oxidized residues at an independent lab to quantify the amount of gold that was liberated using bioleaching. Previous diagnostic test results received from ALS Laboratories on 20 April showed that if the feedstocks are oxidized to extinction, then 99% of the gold can be recovered. On July 19th the Company released the expected recovery rates for gold from bioleaching. In a program designed with added rigor to test the entire commercial process, final results showed a range of 95.5 to 96.5% gold recovery on the samples of arsenopyrite and pyrite.

Bioleach Liquor Neutralization

This study will validate model predictions for reagent requirements of limestone (CaCO) and other reagents. Limestone (or lime) will be added to the post bioleach solution to raise the pH enabling precipitation of the iron and arsenic to form a stable ferric arsenate precipitate recognized by the USEPA and similar bodies as being environmentally benign and suitable for disposal. This test work will also produce a clean water for recycling to the process and the final solutions from neutralization will be assayed to ensure compliance for re-use.

Environmental Testing

This testing will focus on the arsenic precipitate produced from the neutralization process to confirm resulting ferric arsenate is in compliance with the Toxicity Characteristic Leaching Procedure (“TCLP”) standards and the US EPA’s standards for deposition of waste materials. BacTech intends to transform harmful contaminants into benign EPA-approved products and the results from this test work will contribute to environmental approval for the project and process permitting.

Samples were either tested individually or as a blend, in order to confirm the process flexibility for managing various treatment scenarios in which a range of feedstocks with different compositions would be delivered to the plant. The table below shows the gold recoveries obtained from the tests conducted using a variety of feedstock combinations. The arsenic content of all the feedstock combinations tested was very high.

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Feedstock Supplied to the Test	Feedstock Gold Head Grade (g/t)	Feedstock Arsenic Content (%)	Bio-oxidized Gold Grade for CIL processing (g/t)	Tail Gold Grade After CIL Gold Extraction (g/t)	Gold Recovery (%)
Conc. 1 + Conc.3	54.6	16	55.0	2.15	96.1
Conc. 5	21.7	12.9	28.1	1.27	95.5
Conc. 1+ Conc. 3 +Conc. 5	39.6	14.6	52.8	1.92	95.4

On July 28, 2021, BacTech announced it had engaged EPCM Consultores S.R.L. (“EPCMC”) to lead the feasibility study (“FS”) for the Company’s Ponce Enriquez, Ecuador bioleaching project. EPCMC is a South American engineering and development firm specializing in mining and metallurgical projects. EPCMC has considerable experience in a range of professional engineering services including feasibility studies, project design and construction within South America and Europe, having delivered close to 50 major projects and working with various international mining companies including Orvana, Silver Standard, Aquila Resources and Yamana Gold.

The FS will consider the proposed environmental setting and entire project infrastructure, along with sample collection and final bioleach test work results, to produce conceptual plans and estimates that encompass plant design, constructability, process economics expectations and scheduling. This study is expected to be simplified by the fact that there are no mining requirements to consider. Upon completion, the FS will provide the company with the information required to make a definitive decision on the bioleach plant location - culminating with the final representation of the plant build and operational planning requirements.

Using the flow sheet developed by the bioleach test work, the final piece of this phase of the project would be detailed engineering. It is our intent to rely heavily on the designs from previous plants that BacTech has built which addressed material with very similar mineralogical structure.

During this period BacTech would also begin the process of identifying a suitable site for the proposed plant and obtaining permits for the plant. A recent trip to Ponce Enriquez has identified 2 possible sites for consideration. Legal due diligence on property ownership is underway. Applications will be made to the Ministries of Mining, Water and Environment, for approval of a water usage license, and tailings approval for the post bioleach residues. There will also be consultation with the local municipal government with respect to land acquisition and approval for building permits for the plant. It should be noted that Ponce Enriquez is a very active mining area with over 90 producing mines of various sizes, and we do not expect to face local opposition given the environmental and economic benefits associated with our project.

We estimate that the cost to get the project to a “shovel ready” state will be approximately US$800,000. The actual budget for construction, procurement and materiel is estimated to be $US10M with a 20% variance, based on costs from past projects. The detailed engineering will allow the company to reduce the variance in the budget. The estimated time to complete the pre-construction studies is approximately 12 months with the permitting being the longest part of the process. At the end of this process BacTech will actively pursue contractual concentrate feeds from local sources and quite possibly from neighbouring countries such as Peru. Once the Company successfully completes the initial plant, it is conceivable we will attract enough feed to exceed the plant’s capacity. This could lead to a straight-forward expansion as BacTech’s plants are modular in design.

Bolivia

On May 24, 2016, BacTech announced that its 98% owned Bolivian subsidiary, EMABSA, had signed an Association Contract with COMIBOL, the state mining company of Bolivia. On September 15, 2016, the Bolivian government by Law N degrees 831, approved and ratified the agreement.

On September 9, 2019, BacTech announced that it will not proceed with the reclamation of the Telamayu tailings project in Bolivia. After completing metallurgical test work on the project and evaluating the economics of the project it was decided that the project would be too difficult to finance. It was estimated that the project would cost approximately $US 9M.

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The inability to recover tin into a suitable concentrate severely hampered the economics of the project. Given the fact that the value of the tin made up roughly 50% of the value of the contained metal in the tailings, financing the project was deemed to be too difficult.

Other Projects

The Company continues to evaluate other projects in Canada, Mexico, South America and Europe.

On May 15, 2019, BacTech announced that it had signed a letter of intent with GMR Inc. (“GMR”) to license BacTech’s proprietary bioleach technology. BacTech joins Dundee Sustainable Technologies (CSE: DST) as a technology partner with GMR to develop a potential solution for the remediation of the Gold Residual Stockpile in Snow Lake, Manitoba. Through this agreement, BacTech received a $20,000 cash payment as an advance for the right to utilize the BacTech proprietary bioleach technology on the Gold Residual Stockpile in Snow Lake, Manitoba. In addition, BacTech will earn 3% undivided equity interest in the net income of the project. GMR is relying on BacTech’s historical research conducted in 2011 and 2012 that showed oxidation rates of 95% and gold recovery of 88.6% on material obtained from the arsenic stockpile.

Colombia

On August 10, 2020, the Company announced that it has agreed to participate in an evaluation of mine tailings near Medellin, Colombia. The grades of gold and platinum were very high compared to normal tailings grades. Even though MetalTec LLC, the prospective partner company, provided assay results from ALS Laboratories, it was decided that an independent contractor should be engaged to conduct an arm’s length study of the tonnage and grade of contained metal. The tailings also contain 1% arsenic.

East Africa

On April 26, 2021, the Company announced that it has executed a strategic Memorandum of Understanding (“MOU”) with Curatio Gold Limited (“Curatio”) to source refractory ores for processing from Eastern Africa. Curatio was recently established to provide funding to support improved metallurgical processing, with the goal of eliminating the dangerous and environmentally unfriendly use of mercury for gold liberation. The group will initially focus its efforts in East Africa on an active Artisanal and Small-scale mining (“ASM”) industry. The principal founders of Curatio have many years of technical mining expertise and are well versed in supporting small and medium-sized businesses in Africa. Curatio CEO Doug Ramsey, R.P.Bio., is a biologist with expertise in environmental mercury concerns and four decades of experience in solving mining related environmental issues. Prior to founding Curatio with Mark Francis, Doug was CEO and VP Sustainability with a junior miner and a consultant to industry and government

Results of Operations

This analysis of the results of the Company’s operations should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2021.

Revenues

The Company has no revenue or sources of recurring revenues.

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Operating and Administrative Costs

Operating and administrative expenses increased to $448,417 for the six months ended June 30, 2021 from $93,564 in the same period last year. Significant components of this expense include:

1.	Salaries and management fees increased to $81,847 for the six months ended June 30, 2021 from $Nil in the same period last year. These costs are for the salaries and management fees incurred directly in managing and operating the business of the Company.

The officers and a consultant of the Company forgave the debt owing to them from accrued salaries and management fees effective June 30, 2020. As a result, no salaries or fees were earned in the six months ended June 30, 2020 and all related debt owning to then from accrued salaries from previous years were written down to $Nil. Common share stock options were issued as compensation for the cancellation of the accrued salaries;

2.	Share-based payments, as explained in note 12 to the condensed interim consolidated financial statements, were $217,120 for the six months ended June 30, 2021 and $74,900 for year ended December 31, 2020. Yearly fluctuations in stock option expense are dependent on several factors including, but not limited to, number of options issued, valuation of options, vesting period and timing. For the year ended December 31, 2020, the Company granted 2,500,000 options (primarily in consideration of the forgiveness of the debt as explained above). For the six months ended June 30, 2021, the Company granted 2,200,000 options .
3.	Professional fees increased to $91,071 for the six months ended June 30, 2021 from $40,096 in the same period last year. The increase in professional fees is due to an increase in activity pursuing the development of the Ecuador project. These expenses are indirect expenses and not included in project costs.
4.	Travel costs increased to $4,890 for the six months ended June 30, 2021, from $360 in the same period last year. Travel expenditures were reduced and kept to a minimum as a result of the current pandemic; and
5.	Shareholder information and filing fees expenses decreased to $34,119 for the six months ended June 30, 2021, from $43,034 the same period last year. This type of expense has been reduced, starting in fiscal 2019, and the trend has continued to the current period in order to conserve cash.

Project Expenditures

The project expenditures were for the diagnostic and bioleaching test work for the Ecuador project that was initiated in the current period.

Finance Charges and Debentures

Finance charges are made up of interest charged by suppliers and vendors, loans payable and the debentures payable.

For the loan payable of $150,000, interest expenses for the six months ended June 30, 2021 was $27,750 (2020 -$26,700). This loan continues to accrue interest at a rate of 1.5% per month compounded monthly.

Between April 19, 2017, and September 26, 2017, BacTech completed three tranches of a debenture financing for gross proceeds of $445,000. This debenture included bonus interest in the form of common shares. This debenture has generated interest expense of $20,700 and accretion expense of $3,415 for the six months ended June 30, 2021. For the debenture holders that have reached their maturity date in fiscal 2019, the Company requested that the debenture holders extend the term of the debentures. In consideration of the extension of the maturity date, the Company has offered to issue a common share purchase warrant allowing the debenture holders to purchase a common share of the Company at five cents for a period of three years for each $0.05 of debenture held. In fiscal 2020, $20,000 of the debenture holders formally accepted the terms to extend the maturity date. A total of 496,000 warrants were issued at a value of $6,072. Redemptions of the debentures for the six months ended June 30, 2021 increased by $25,000 to total of $112,500 redemptions to date.

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On November 29, 2017, BacTech completed a debenture financing for gross proceeds of $100,000 and accompanied it by the issuance of 400,000 common shares, which are included as a bonus equity interest and NSR of 0.50% in relation to the project in Bolivia. The debenture has a 2-year term and pays 12% interest. This debenture has generated interest expense of $6,000 and accretion expense of $9,000 for the six months ended June 30, 2021. The debenture holder reached their maturity date in fiscal 2019. The Company requested that the debenture holder extend the term of the debentures. In consideration of the extension of the maturity date, the Company has offered to issue a common share purchase warrant allowing the investor to purchase a common share of the Company at five cents for a period of three years for each $0.05 of debenture held. In fiscal 2020, the debenture holder formally accepted the terms to extend the maturity date. A total of 2,480,000 warrants were issued at a value of $21,300.

On May 14, 2018, BacTech completed a debenture financing for gross proceeds of $85,000. The debentures were accompanied by the issuance of 340,000 common shares which are included as a bonus equity interest and NSR of 2.50% in relation to the project in Bolivia. The debenture has a 2-year term and pays 12% interest. This debenture has generated interest expense of $5,100 and accretion expense of $7,450 for the and six months ended June 30, 2021. The debenture holders reached their maturity date in fiscal 2020. The Company requested that the debenture holders extend the term of the debentures. In consideration of the extension of the maturity date, the Company has offered to issue a common share purchase warrant allowing the investor to purchase a common share of the Company at $0.05 for a period of two years for each $0.05 of debenture held. In fiscal 2020, the debenture holders formally accepted the terms to extend the maturity date. A total of 2,108,000 warrants were issued at a value of $28,400.

On May 1, 2019, the Company closed a $150,000 Senior Bridge Debenture. The Senior Bridge Debenture is for one year and will pay 12% interest on redemption. This debenture included warrants. This debenture has generated interest expense of $8,190 and accretion expense of $40,000 for the six months ended June 30, 2021. The Senior Bridge Debentures holders reached their maturity date in fiscal 2020. The Company requested that the debenture holders extend the term of the debentures. In consideration of the extension of the maturity date, the Company has offered to issue a common share purchase warrant allowing the investor to purchase a common share of the Company at $0.05 for a period of two years for each $0.05 of debenture held. In fiscal 2020, the debenture holders formally accepted the terms to extend the maturity date. A total of 3,360,000 warrants were issued at a value of $61,070. During the six months ended June 30, 2021, BacTech repaid the principal balance of $75,000 plus interest to one of the convertible debentures holders that was completed on May 1, 2019. The remaining principal amount of the Senior Bridge Debentures owing by the Company is now $75,000.

Cash Flow Comparison

Cash flow from financing activities: For the six months ended June 30, 2021, the Company completed two equity private placements for gross proceeds of $275,057, from the exercise of options and warrant received proceeds of $514,559, as well as repaid a debenture principal amount of $75,000.

Cash flow from operating activities: This represents the cash paid for overhead expenditures and project expenditures. These payments were financed from the sources of cash in financing activities.

Liquidity and Capital Resources

At June 30, 2021, the Company had cash of $255,153 and a working capital deficit of $2,232,516.

During the six months ended June 30, 2021, a total of 1,100,000 common share stock options were exercised at a price of $0.07 providing gross proceeds of $77,000 to the Company. Furthermore, a total of 8,751,167 common share purchase warrants were exercised providing gross proceeds of $437,559 to the Company.

On February 2, 2021, BacTech announced the closing of the second round of financing using the Regulation “A” exemption. In this round the Company raised US$94,500 at US$0.015 per share through the issuance of 6,300,000 common shares.

On February 5, 2021, BacTech announced that it closed the previously announced, non-brokered private placement. A total of $153,500 was raised through the issuance of 5,116,666 common shares priced at $0.03 per share. Four insiders of BacTech participated in this financing for a total of $39,000 resulting in the issuance of 1,300,000 common shares.

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On July 15, 2020, the Company’s Tier 2 Regulation A offering memorandum originally filed on April 2, 2020, with the United States Securities and Exchange Commission (SEC) was qualified. The share price for the first tranche is US$0.0150. On September 15, 2020, the Company closed its first tranche for gross proceeds US$50,000 through the issuance of 3,333,333 common shares.

On February 13, 2020 and March 20, 2020, the Company completed a private placement for total gross proceeds of $64,000 through the issue of 4,266,667 units at a price of $0.015 per unit. Each unit consisted of one common share of the Company and one full common share purchase warrant exercisable at $0.05 for 2 years.

Share Capital
	June 30, 2021		December 31, 2020
	Number of shares	$ Amount	Number of shares	$ Amount

Balance, beginning of period	116,914,381	5,787,147	101,153,756	5,470,659
Shares issued from private placements	5,116,666	153,500	4,266,667	64,000
Shares issued from Reg A financing	6,300,000	121,557	3,333,333	65,880
Shares issued from debenture conversion	680,000	34,000	-	-
Shares pursuant to exercise of warrants and options	9,851,167	514,559	8,160,625	244,819
Shares issued for debt	-	-	-	-
Fair value of warrants and options	-	130,402	-	-
Less share issue costs Fair value of warrants	-	-	-	(29,850)
Share issue costs	-	(3,111)	-	(28,361)
Balance, end of period	138,862,214	6,738,054	116,914,381	5,787,147

For a description of the outstanding warrants and stock options that are outstanding to purchase common shares of the Company, please refer to Note 11 - Share Capital, Note 12 – Warrant, and Note 13 – Stock Options of the condensed interim consolidated financial statements.

Quarterly Information

Selected quarterly information for the most recently completed quarter is presented below in Canadian currency ($), and in accordance with International Financial Reporting Standards.

	2021		2020				2019
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
License fees	-	-	-	-	-	-	-	-
Other items	-	-	-	163	1,220	-	-	-
Net Loss for the period	(252)	(397)	(159)	1	1,191	(172)	(193)	(266)
Loss per share (0.00)	0.00	(0.005)	0.00	0.00	0.01	0.00	0.00	(0.005)

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as of June 30, 2021.

Financial Instruments

The Company has not entered into any specialized financial arrangements to minimize its investment risk, currency risk or commodity risk.

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Outlook

While the volatility in the capital markets and markets for metals has subsided, the resource sector has relatively fallen from favour with investors making capital raising in the sector more difficult than it has traditionally been for junior companies in the resource sector and in the remediation and reclamation of mine waste and tailings. There can be no assurance that the Company will be successful in attracting either new financing or new opportunities to apply its technology.

Risks

The Company’s strategy emphasizes developing projects to leverage its intellectual property to create shareholder value. This strategy has required, and continues to require, significant financings, and is subject to risks associated with mineral prices, mineral resources and operations. Due to the nature of the Company’s business, the present stage of development of its projects, and the constraints placed upon the Company’s ability to move forward by its current liquidity situation, readers should carefully review and consider the financial, environmental and operational risk factors affecting the Company.

COVID-19 Pandemic

The Company is subject to various market, political and regulatory constraints as a result of the COVID-19 situation and additional business and financial risks that may result therefrom. The duration of the COVID-19 outbreaks and the resultant travel restrictions, social distancing, Government response actions, business closures and disruptions, can all have an impact on the Issuer’s operations and access to capital. There can be no assurance that the Issuer will not be impacted by adverse consequences that may be brought about by the COVID-19 pandemic on global financial markets, share prices and financial liquidity and that may severely limit the financing capital available to the Company. While it appears that the pandemic is continuing longer than might originally have been expected, adaptation to the new requirements of a pandemic affected world seems generally to be taking place. The suggestion of general availability of vaccines in Canada with a good vaccination rate, but very different around the world and, therefore, continued uncertainties, but with some surprisingly good economic recoveries.

Need for Additional Financing

The Company currently has no source of operating cash flow, and there is no assurance that additional funding will be available to the Company as and when needed for further assessment and evaluation, as well as development of its projects, or to fulfill its obligations to its existing creditors. Volatile markets may make it difficult or impossible for the Company to obtain adequate debt or equity financing in the future, or on terms acceptable to the Company. The failure to obtain additional financing could force the Company to liquidate its assets to satisfy creditor claims.

Dependence on Management

The Company’s business and operations are dependent on recruiting and retaining the services of a small number of key members of management and qualified personnel. The success of the operations and activities of the Company are dependent, to a significant extent, on the efforts and abilities of the management of the Company. Investors must be willing to rely, to a significant extent, on the discretion and judgment of the management of the Company. Furthermore, while the Company believes that it will be successful in attracting qualified personnel and retaining its current management team, there can be no assurance of such success. The Company does not maintain key employee insurance on any of its employees.

12

Competition

The Company competes with other engineering companies for the acquisition of mineral rich mine tailings and mine waste that can be developed economically. The Company competes with other engineering companies that have greater financial and technical resources and experience. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees, or to acquire the capital necessary to fund its operations and develop its properties. The inability of the Company to compete with other engineering companies for these resources would have a material adverse effect on the Company’s results of operations and business.

Currently, the Company’s bioleaching technology does not operate in an overly competitive marketplace; however, the Company anticipates that it may face increased competition in the future, as advanced technologies become available. While management believes that the Company’s technology is more advanced, commercially proven and better situated than its competitors, there can be no assurance that the Company will be able to effectively compete with companies who have or may develop similar technologies and may possess greater financial resources and technical facilities. Competitive pressures, or the inability of the Company to successfully license its technology on terms that are acceptable, may have a material adverse effect on the Company’s business, operating results and financial condition.

Protection of Intellectual Property Rights

The Company is dependent not only on its ability to protect its intellectual property rights, but also upon the protection of rights of third parties from which it may license intellectual property rights. The Company currently holds patent rights and has pending patent applications. In addition, the Company relies upon certain other technologies, ideas; know how, secrets or other information, which it may not be able to protect. Notwithstanding precautions the Company may take to protect its rights, third parties may copy or obtain and use the Company’s proprietary and licensed or optioned technologies, ideas, know how, secrets and other proprietary information without authorization or independently develop technologies similar or superior to the Company’s proprietary and licensed or optioned technologies. The Company enters confidentiality and restriction on use agreements with its employees, strategic partners, and others; however, these agreements may not provide meaningful protection of the Company’s proprietary and licensed or optioned technologies or other intellectual property in the event of unauthorized use or disclosure. Policing unauthorized use of such technologies and intellectual property is extremely difficult, and the cost of enforcing the Company’s rights through litigation may be prohibitive. Further, the laws of jurisdictions other than Canada and the United States may not provide meaningful protection of the intellectual property rights of the Company and such third parties.

Obtaining and Enforcing Patents

The patent positions of technology firms, including the Company, are generally uncertain and involve complex legal and factual questions. The Company’s success in utilizing and licensing its bioleaching technology will depend, in part, on its ability to obtain, enforce and maintain patent protection for its technology worldwide. The Company cannot be assured that patents will issue from any pending applications or that claims now or in the future allowed under issued patents will be sufficiently broad to protect its technology. In addition, no assurance can be given that any patents issued to or licensed by the Company will not be challenged, invalidated, infringed, or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to the Company. Furthermore, there is no assurance that the patents of others will not impede the ability of the Company to do business or that others will not independently develop similar products or technologies, duplicate any of the Company’s products or technologies or, if patents are issued and licensed to the Company, design around the Company’s patented product or technology.

Accordingly, the Company may not be able to obtain and enforce effective patents to protect its proprietary rights from use by competitors, and the patents of other parties could require the Company to stop using or pay to use certain intellectual property, and as such, the Company’s competitive position and profitability could suffer as a result.

13

Claims of Infringement of Proprietary Rights of Others

The Company is not currently aware of any claims asserted by third parties that the Company’s intellectual property infringes on their intellectual property. However, in the future, third parties may assert a claim that the Company infringes on their intellectual property. As a result, there is a risk that the Company, or one or more of its licensors, may become subject to litigation alleging that the products or technologies of the Company or its licensors infringe on the proprietary rights of third parties. Whether or not the products or technologies infringe on the proprietary rights of third parties, the Company or such licensors could incur significant expenses in defending allegations of infringement of proprietary rights. Further, the Company or such licensors may be required to modify their products or obtain licenses for intellectual property rights because of any alleged proprietary infringement which may not be achievable on commercially reasonable terms, in a timely manner, or at all, any of which could adversely affect the Company’s business revenue, results from operations and financial condition.

Conflicts of Interest

Certain of the Company’s directors and officers may serve as directors or officers of other reporting companies, companies providing services to the Company, or companies in which they may have significant shareholdings. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.

From time to time, several companies may participate in the acquisition, assessment and evaluation, and development of mineral reclamation properties, thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether the Company will participate in a program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Related Party Transactions

Please refer to Note 7 of the condensed interim consolidated financial statements for the three and six months ended June 30, 2021.

Other MD&A Requirements

Additional information related to the Company is filed electronically on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

14

Relaxed Ongoing Reporting Requirements

Upon the completion of our Offering, we may consider electing to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following June 30.

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due in 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

Item 2. Other Information.

None.

15

Item 3. Financial Statements.

BacTech Environmental Corporation

Table of Contents

For the three and six months ended June 30, 2021 and 2020

16

BacTech Environmental Corporation

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	As at June 30 2021	As at December 31 2020
	$	$
Assets
Current assets
Cash	255,153	19,412
Prepaid expenses	9,290	14,261
Total current assets	264,443	33,673

Total assets	264,443	33,673

Liabilities
Current liabilities
Accounts payable and accrued liabilities (notes 6 and 7)	1,550,005	1,666,791
Government assistance (note 20)	60,000	60,000
Payable to Aquila Resources Inc. (note 5)	161,294	161,294
Loan payable (note 8)	150,000	150,000
Debentures (note 9)	575,660	615,795
Total current liabilities	2,496,959	2,653,880

Liabilities related to abandoned subsidiary (note 19)	180,647	180,647
Total liabilities	2,677,606	2,834,527

Equity (deficiency)
Share capital (note 10)	6,738,054	5,787,147
Option reserve (note 12)	377,245	223,787
Warrant reserve (note 11)	198,367	296,198
Deficit	(9,726,829)	(9,107,986)
Total deficiency	(2,413,163)	(2,800,854)
Total liabilities and deficiency	264,443	33,673

Nature of Operations and Going Concern (note 1)

Commitments and Contingencies (note 18)

Subsequent Event (note 21)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board

Signed: “Ross Orr”	Signed: “Jay Richardson”
Director	Director

17

BacTech Environmental Corporation

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
	$	$	$	$

Expenses
Operating and administrative costs (note 14)	157,548	(21,142)	448,417	93,564
Finance charges (note 15)	63,000	48,891	129,667	105,870
Project expenditures	31,549	1,382	71,850	1,382
Total expense	252,097	29,131	649,934	200,816

Net loss for the period from operations	(252,097)	(29,131)	(649,934)	(200,816)

Other Income
Gain from forgiveness of debt (note 7)	-	1,219,674	-	1,219,674
Net income (loss) and comprehensive income (loss) for the period	(252,097)	1,190,543	(649,934)	1,018,858
Basic and diluted loss per share (note 13)	0.00	0.01	0.005	0.01
Weighted average number of common shares outstanding (note 13)	137,907,880	105,420,423	131,348,787	103,998,200

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

18

BacTech Environmental Corporation

Condensed Interim Consolidated Statements of Changes in Equity (Deficiency)

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	Share Capital	Share Capital	Option Reserve	Warrant Reserve	Deficit	Total Equity
	#	$	$	$	$	$
Balance, December 31, 2019	101,153,756	5,470,659	148,887	485,743	(10,305,371)	(4,200,082)
Shares issued pursuant to private placement (note 10(i))	4,266,667	34,150	-	29,850	-	64,000
Expired warrants	-	-	-	(245,840)	245,840	-
Share issue costs	-	(6,000)	-	-	-	(6,000)
Net loss for the period	-	-	-	-	1,018,858	1,018,858
Balance, June 30, 2020	105,420,423	5,498,809	148,887	269,753	(9,040,673)	(3,123,224)
Shares issued pursuant to debenture conversion (note 10(ii))	8,160,625	244,819	-	-	-	244,819
Shares issued pursuant to private placement (note 10(iii))	3,333,333	65,880	-	-	-	65,880
Warrants issued pursuant to debenture extension (note 9(a), (c) (d) and (e))	-	-	-	116,845	-	116,845
Share issue costs	-	(22,361)	-	-	-	(22,361)
Share based payments (note 12)	-	-	74,900	-	-	74,900
Expired warrants	-	-	-	(90,400)	90,400	-
Net income for the peiod	-	-	-	-	(157,713)	(157,713)
Balance, December 31, 2020	116,914,381	5,787,147	223,787	296,198	(9,107,986)	(2,800,854)
Shares issued pursuant to private placement (note 10(iv))	6,300,000	121,557	-	-	-	121,557
Shares issued pursuant to private placement (note 10(v))	5,116,666	153,500	-	-	-	153,500
Shares issued pursuant to conversion of debenture (note 10 (viii))	680,000	34,000	-	-	-	34,000
Options exercised (note 10(vi))	1,100,000	77,000	-	-	-	77,000
Fair market value adjustment from exercise of options	-	32,571	(32,571)	-	-	-
Warrants exercised (note 10(vii))	8,751,167	437,559	-	-	-	437,559
Fair market value adjustment from exercise of warrants	-	97,831	-	(97,831)	-	-
Share issue costs	-	(3,111)	-	-	-	(3,111)
Share based payments (note 12)	-	-	217,120	-	-	217,120
Expired options	-	-	(31,091)	-	31,091	-
Net income for the period	-	-	-	-	(649,934)	(649,934)
Balance, June 30, 2021	138,862,214	6,738,054	377,245	198,367	(9,726,829)	(2,413,163)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

19

BacTech Environmental Corporation

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	Six months ended June 30 2021	Six months ended June 30 2020
	$	$
Cash flow from operating activities
Cash paid to suppliers, employees and consultants	(475,764)	(61,893)
Net cash used in operating activities	(475,764)	(61,893)

Cash flow from financing activities
Gross proceeds from exercise of warrants	437,559	-
Gross proceeds from options	77,000	-
Gross proceeds from private placements	275,057	64,000
Share issue costs from financings	(3,111)	(6,000)
Repayment of debenture (note 9(e))	(75,000)	-
Net cash provided by financing activities	711,505	58,000

Increase (decrease) in cash	235,741	(3,893)
Cash, beginning of the period	19,412	5,017
Cash, end of the period	255,153	1,124

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

20

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

1. Nature of Operations and Going Concern

BacTech Environmental Corporation (the “Company” or “BEC”) was incorporated by REBgold Corporation (“REBgold” and formerly BacTech Mining Corporation) on October 5, 2010 under the Canada Business Corporations Act. REBgold completed a divisive reorganization by way of a Plan of Arrangement whereby a newly formed subsidiary, the Company, was granted rights and interests in REBgold’s existing and proposed tailings remediation projects and an exclusive, perpetual, royalty-free license to use REBgold’s proprietary bioleaching technology for reclamation of historic mine tailings. REBgold retained the primary rights to the bioleaching technology. The technology utilizes bacteria to extract precious and base metals and has been traditionally used to treat difficult-to-treat sulphide ores and concentrates. During the year ended December 31, 2013, REBgold amalgamated with Aquila Resources Inc. and is hereinafter referred to as “Aquila”.

The business plan for the Company is to apply bioleaching technology to abatement and reclamation projects to remove the harmful elements such as arsenic and sulphur from the environment, where this can be assisted by a positive cash flow from metal recovery. Examples of metals which could potentially be extracted include gold, silver, cobalt, nickel, copper, uranium and zinc. The Company’s head office is located at 37 King Street East, Suite 409, Toronto, Ontario, M5C 1E9.

The accompanying condensed interim consolidated financial statements of the Company have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company has no sources of recurring revenue, has realized net loss of $649,934, during the six months ended June 30, 2021, has a working capital deficit of $2,232,516 at June 30, 2021, has past due loans and debentures and is dependent on financings to fund its operations. The ability of the Company to continue as a going concern is dependent upon the continuing financial support of shareholders or other investors, obtaining new financing on commercial terms acceptable to the Company to enable it to monetize its intellectual property assets, and upon attaining profitable operations once such assets can be monetized, all of which outcomes are materially uncertain and which, taken together, cast significant and substantial doubt over the ability of the Company to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments to the carrying values of the Company’s assets, liabilities, and expenses and the related statement of financial position and statement of loss classifications that would be necessary if the going concern assumption were inappropriate. Such adjustments have not been quantified by management but could be material.

The Company funded its operations for the period ended June 30, 2021 from existing cash reserves, two equity private placements for gross proceeds of $275,057, exercise of options for gross proceeds of $77,000 and exercise of warrants for gross proceeds of $437,559. The Company does not have sufficient cash reserves to fund its administrative costs and fund any project development initiatives for the coming twelve month period, nor to repay its liabilities to trade creditors and debt holders. These matters represent material uncertainties that cast significant and substantial doubt about the Company’s ability to continue as a going concern. Management is actively involved in identifying reclamation and abatement ventures amenable to the application of the Company’s technology license, and in seeking new equity financing to enable it to service the Company’s liabilities and its ongoing administrative costs. There can be no assurance that the Company will be successful in these initiatives.

21

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

COVID-19 Pandemic

The Company is subject to various market, political and regulatory constraints as a result of the COVID-19 situation and additional business and financial risks that may result therefrom. The duration of the COVID-19 outbreak and the resultant travel restrictions, social distancing, Government response actions, business closures and disruptions, can all have an impact on the Issuer’s operations and access to capital. There can be no assurance that the Issuer will not be impacted by adverse consequences that may be brought about by the COVID-19 pandemic on global financial markets, share prices and financial liquidity and that may severely limit the financing capital available to the Company. While it appears that the pandemic is continuing longer than might originally have been expected, adaptation to the new requirements of a pandemic affected world seems generally to be taking place. The suggestion of general availability of vaccines in Canada with a good vaccination rate, but very different around the world and, therefore, continued uncertainties, but with some surprisingly good economic recoveries.

2. Basis of Consolidation and Presentation

Statement of Compliance with International Financial Accounting Standards (“IFRS”)

Statement of Compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the Company reported in Note 2 and 3 in its audited annual consolidated financial statements for the year ending December 31, 2020. These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.

The accounting policies have been applied consistently to all periods presented in these condensed interim consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on August 26, 2021.

Basis of Preparation and Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The condensed interim consolidated financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

Basis of Consolidation

These condensed interim consolidated financial statements comprise the financial statements of the Company and its subsidiary, Empresa Minera Ambiental BacTech S.A. incorporated in Bolivia. Accounting policies of the subsidiary have been changed where necessary to ensure consistency with the policies adopted by the Company.

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed interim consolidated financial statements.

22

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

3. Significant Accounting Policies

Measurement Uncertainty

The preparation of these condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed interim consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods, if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Judgements and Estimation Uncertainties

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results may differ from those estimates and these differences could be material.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

-	Impairment of deferred assessment and evaluation costs;

-	Estimation of decommissioning and restoration costs and the timing of expenditure;

-	Assets and liabilities held for sale and Discontinued operations; and

-	Commitments and Contingencies .

4. Adoption and Future Changes in Accounting Standards

Certain pronouncements were issued by the IASB that are mandatory for accounting years on or after January 1, 2021 or later years. Many are not applicable or do not have significant impact on the Company and have been excluded. The following standard is likely to apply to the Company, has not yet been adopted and is being evaluated to determine its impact.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

23

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.

5. Payable to Aquila Resources Inc.

	June 30 2021	December 31 2020
	$	$
Plan of Arrangement loan	69,823	69,823
Net accruals/receivables	9,471	9,471
Aquila Debenture payable	82,000	82,000
Total Payable to Aquila Resources Inc.	161,294	161,294

The balance is unsecured, non-interest bearing, and is due on demand.

Under the Plan of Arrangement (“Arrangement”) completed with Aquila, the Company assumed 20% of Aquila Resources Inc.’s (“Aquila”) debenture payable obligation which consisted of 43 $10,000 unsecured convertible debentures, initially maturing on October 13, 2011, but extended to April 13, 2015 over a series of extension agreements, with an interest rate of 18% per year payable semi-annually. The Company is obligated to pay the principal portion to Aquila which is $82,000 plus 20% of the interest accrued from December 2, 2010. The Debenture has reached its maturity date and Aquila has repaid the debenture obligation to the debenture holders.

24

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

6. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following as at:

	June 30 2021	December 31 2020
	$	$
Trade payables	203,760	266,671
Sales tax payable	(2,200)	10,012
Accrued liabilities - other	1,338,131	1,320,598
Accrued liabilities - related parties	10,314	69,510
Total	1,550,005	1,666,791

Included in accrued liabilities are certain liabilities totaling approximately $163,000, that due to the length of time passed since the Company recorded them, are considered uncollectable by the vendor and the Company is not expecting to pay.

The amounts owing to related parties are unsecured, non-interest bearing and due on demand.

7. Related Party Transactions

In accordance with IAS 24, key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. Related party transactions are in the normal course of business and are recorded at the amount agreed to between the parties.

Related party transactions consist of the following for the six months ended:

	June 30 2021	June 30 2020
	$	$
Salaries and management fees	80,125	-
Share based payments	128,180	-
Total	208,430	-

Included in accounts payable and accrued liabilities is $10,314 due to related parties at June 30, 2021 (December 31, 2020 - $69,510). Please refer to additional related party transactions in Share Capital Note 10 for additional related party transactions.

The officers and a consultant of the Company forgave the debt owing to them from accrued salaries and management fees effective June 30, 2020. As a result, no salaries or fees were earned in the six months ended June 30, 2020 and all related debt owning to then from accrued salaries from previous years were written down to $Nil.

25

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

8. Loan Payable

On January 20, 2015, the Company arranged for a loan from a third party. The purpose of the loan was to provide working capital for future exploration and development projects.

The terms of the loan payable are as follows; (i) Total amount available of loan is $150,000, (ii) bonus shares of 200,000 common shares of the Company for every $50,000 tranche, up to a total of 600,000 common shares can be issued if the full amount is drawn down, (iii) a 1% Net Profit Interest (“NPI”) in a future remediation project, and (iv) earns interest at a rate of 12% per annum. The loan was due 120 days from the date of the first advance which was May 20, 2015. If the loan is not repaid at maturity or reorganized, interest will be 1.5% per month compounded. The loan has not been repaid and continues to accrue interest. The 600,000 common shares have not been issued and the value of the shares is included in accounts payable and accrued liabilities on the condensed interim consolidated statement of financial position.

9. Debentures

Debentures consist of the following as at:

	June 30 2021	December 31 2020
	$	$
Debentures with Bonus Interest (a)	332,500	354,635
Debentures with warrant and Net Smelter Return (“NSR”) (b)	-	-
Debenture with NSR with a maturity date of November 29, 2019 (c)	95,400	86,400
Debenture with NSR with a maturity date of May 14, 2020 (d)	73,470	65,470
Debentures with warrant with maturity of May 1, 2020 (e)	74,290	109,290
Total	575,660	615,795
Less Current Portion	575,660	615,795
Total Long Term Portion	-	-

(a) Debentures with Bonus Interest

Between April 19, 2017 and June 26, 2017, BacTech completed three tranches of a debenture financing for gross proceeds of $445,000 and accompanied by the issuance of 1,780,000 common shares which are included as a bonus equity interest. The debentures have a 2-year term and pay 12% interest annually. The debenture included a 20% common stock bonus interest payment (issued at $0.05 per share). For example, a $10,000 debenture would be accompanied by 40,000 common shares of BacTech, subject to a 4-month restriction on resale from the date of closing.

The fair value of the bonus shares was determined by reference to the trading prices of the Company’s common shares on the date the tranches were closed. The Company issued 1,780,000 common shares in connection with the debenture financing with an aggregate value of $70,100. Transaction costs included a cash commission of $8,400 and 84,000 broker warrants that have expired unexercised during the year ended December 31, 2019. Each broker warrant entitled the holder to purchase one common share at an exercise price of $0.10 for a period of 12 months and were valued at $350. The aggregate transaction cost, which included the bonus shares, cash commission and warrants, was recorded against the debenture and is being amortized over the life of the debenture and shown as accretion expense.

26

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

For the debenture holders that have reached their maturity date in fiscal 2019, the Company requested that the debenture holders extend the term of the debentures. In consideration of the extension of the maturity date, the Company has offered to issue a common share purchase warrant allowing the debenture holders to purchase a common share of the Company at five cents for a period of three years for each $0.05 of debenture held. In fiscal 2020, $20,000 of the debenture holders formally accepted the terms to extend the maturity date. A total of 496,000 warrants were issued at a value of $6,072.

These costs are being amortized through accretion expenses and loss of modification of debenture.

On August 20, 2020, an arm’s length debenture holder agreed to convert $87,500 face value of debentures and the related accrued interest at $0.05 per share. This transaction resulted in the issuance of 3,083,352 common shares and reduced $154,168 in principal of the debenture and interest owing. For further information on the debenture conversion refer to Share Captial note 10(ii).

On April 19, 2021, an arm’s length debenture holder agreed to convert $25,000 face value of debentures and the related accrued interest at $0.05 per share. This transaction resulted in the issuance of 680,000 common shares. For further information on the debenture conversion refer to Share Captial note 10(iii).

	June 30 2021	December 31 2020
	$	$
Face value of debentures	445,000	445,000
Transactions costs allocated to debentures	(78,850)	(78,850)
Cost of extension of maturity date	(42,878)	(42,878)
Loss on modification of debenture	14,409	14,409
Accumulated accretion	107,319	104,454
Redemptions	(112,500)	(87,500)
Balance	332,500	354,635

(b) Debentures with Warrants and Net Smelter Royalty

Between August 14, 2017 and September 22, 2017, BacTech completed two tranches of a debenture financing for one debenture holder for gross proceeds of $200,000. The debentures were accompanied by the issuance of 1,666,760 common share purchase warrants and NSR of 0.834% on the project in Bolivia. The debenture has a 2-year term and pays 12% interest annually.

The fair value of the common share purchase warrants was determined by reference to the fair market value of the warrants issued in connection with the debenture financing with an aggregate value of $73,700. Each warrant entitles the holder to purchase one common share at an exercise price of $0.05 for a period of 5 years from the date of issue. The NSR was estimated to have a fair value of $Nil. The aggregate value of the transaction costs which includes the warrants is recorded against the debenture and is being amortized over the life of the debenture.

27

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

On August 20, 2020, an arm’s length debenture holder agreed to convert $200,000 face value of debentures and the related accrued interest at $0.05 per share. This transaction resulted in the issuance of 5,076,264 common shares and reduced $253,863 in debenture and interest owing. For further information on the debenture conversion refer to Share Capital note 10(ii).

	June 30 2021	December 31 2020
	$	$
Face value of debentures	200,000	200,000
Transactions costs allocated to debentures	(73,700)	(73,700)
Accumulated accretion	73,700	73,700
Redemptions	(200,000)	(200,000)
Balance	-	-

(c) Debenture with Net Smelter Royalty with maturity date of November 29, 2019

On November 29, 2017, BacTech completed a debenture financing for one debenture holder for gross proceeds of $100,000. The debenture was accompanied by the issuance of 400,000 common shares which are included as a bonus equity interest and NSR of 0.50% in relation to the project in Bolivia. The debenture has a 2-year term and pays 12% interest annually.

The fair value of the bonus shares was determined by reference to the trading prices of the Company’s common shares on the date the financing closed. The Company issued 400,000 common shares in connection with the debenture financing with an aggregate value of $18,000. The NSR was estimated to have a fair value of $Nil. The aggregate value of the transaction costs which includes the bonus shares is recorded against the debenture and is being amortized over the life of the debenture.

The debenture holder reached their maturity date in fiscal 2019. The Company requested that the debenture holder extend the term of the debenture. In consideration of the extension of the maturity date, the Company has offered to issue a common share purchase warrant allowing the investor to purchase a common share of the Company at five cents for a period of three years for each $0.05 of debenture held. In fiscal 2020, the debenture holder formally accepted the terms to extend the maturity date. A total of 2,480,000 warrants were issued at a value of $21,300.

	June 30 2021	December 31 2020
	$	$
Face value of debentures	100,000	100,000
Transactions costs allocated to debentures	(18,000)	(18,000)
Cost of extension of maturity date	(21,300)	(21,300)
Accumulated accretion	34,700	25,700
Balance	95,400	86,400

(d) Debentures with Net Smelter Royalty with maturity date of May 14, 2020

On May 14, 2018, the Company closed the final tranche of its debenture financing for gross proceeds of $85,000. The debentures were accompanied by the issuance of 340,000 common shares which are included as a bonus equity interest and a Net Smelter Royalty of 2.5% in relation to the Company’s Telamayu Tailings project. The debenture has a 2-year term and pays 12% interest annually. The 340,000 common shares issued in this tranche were with a 4-month hold.

BacTech Environmental Corporation

28

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

The fair value of the bonus shares was determined by reference to the trading prices of the Company’s common shares on the date the financing closed. The Company issued 340,000 common shares in connection with the debenture financing with an aggregate value of $11,900. Transaction costs included a cash commission of $6,800 and 170,000 broker warrants. Each broker warrant entitles the holder to purchase one common share and one new warrant at an exercise price of $0.05 for a period of 24 months from the date of closing the debenture and are valued at $8,890. Each new warrant entitles the holder to purchase one common share at a price of $0.05 per new warrant for a period of 24 months from the date of closing the debenture. The NSR was estimated to have a fair value of $Nil. The aggregate value of the transaction costs which includes the bonus shares, commission and broker warrants is recorded against the debenture and is being amortized over the life of the debenture.

The debenture holders reached their maturity date in fiscal 2020. The Company requested that the debenture holders extend the term of the debentures . In consideration of the extension of the maturity date, the Company has offered to issue a common share purchase warrant allowing the investor to purchase a common share of the Company at $0.05 for a period of two years for each $0.05 of debenture held. In fiscal 2020, the debenture holders formally accepted the terms to extend the maturity date . A total of 2,108,000 warrants were issued at a value of $28,400.

	June 30 2021	December 31 2020
	$	$
Face value of debentures	85,000	85,000
Transactions costs allocated to debentures	(27,590)	(27,590)
Cost of extension of maturity date	(28,400)	(28,400)
Accumulated accretion	44,460	36,460
Balance	73,470	65,470

(e) Convertible Debentures with Warrants

On May 1, 2019, the Company closed a $150,000 Senior Bridge Debenture. The Senior Bridge Debenture is for one year and will pay 12% interest on redemption. In addition, the Company will issue a total of 1,500,000 common share purchase warrants with a two-year term would allow the holder to buy additional shares at $0.05 per share. The Senior Bridge Debentures are convertible at a price of $0.03 at the option of the debenture holder.

The fair value of the common share purchase warrants was estimated using the Black-Scholes valuation model to be of $14,800. Each warrant entitles the holder to purchase one common share at an exercise price of $0.05 for a period of 2 years from the date of issue. The aggregate value of the transaction costs which includes the warrants is recorded against the debenture and is being amortized over the life of the debenture.

29

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

The debenture holders reached their maturity date in fiscal 2020. The Company requested that the debenture holders extend the term of the debentures. In consideration of the extension of the maturity date, the Company has offered to issue a common share purchase warrant allowing the investor to purchase a common share of the Company at $0.05 for a period of two years for each $0.05 of debenture held. In fiscal 2020, the debenture holders formally accepted the terms to extend the maturity date. A total of 3,360,000 warrants were issued at a value of $61,070.

During the six months ended June 30, 2021, BacTech repaid the principal balance of $75,000 plus interest to one of the convertible debentures holders .

	June 30 2021	December 31 2020
	$	$
Face value of debentures	150,000	150,000
Transactions costs allocated to debentures	(14,800)	(14,800)
Cost of extension of maturity date	(61,070)	(61,070)
Accumulated accretion	75,160	35,160
Redemption	(75,000)	-
Balance	74,290	109,290

10. Share Capital

Authorized share capital is made up of unlimited common shares without par value:

(i)	On February 13, 2020 and March 20, 2020, the Company completed a private placement for total gross proceeds of $64,000 through the issue of 4,266,667 units at a price of $0.015 per unit. Each unit consisted of one common share of the Company and one full common share purchase warrant exercisable at $0.05 for two years. The fair value of common share purchase warrants issued in this placement was estimated at $29,850 using the Black-Scholes option pricing model (see note 11).

(ii)	On August 20, 2020, the Company completed the redemption of $287,500 debentures plus all of the accrued interest for a total value of $407,981, through the issue of 8,160,616 common shares of the Company at a fair market value of $244,819 based on the market value of the Company’s shares at August 20, 2020. This resulted in a gain on settlement of the debenture of $163,162 for the year ended December 31, 2020.

(iii)	On July 15, 2020, the Company’s Tier 2 Regulation A offering memorandum originally filed on April 2, 2020, with the United States Securities and Exchange Commission (SEC) was qualified. BacTech filed an offering to raise up to US$1.0M to finance the bioleach test work, prefeasibility and feasibility studies and detailed engineering for its Ecuadorian environmental project. It is anticipated that the Company will draw down tranches on an “as needed basis” matching capital raises to project expenditures. The share price for first tranche is US$0.0150. On September 15, 2020, the Company closed its first tranche for gross proceeds $65,800 (US$50,000) through the issuance of 3,333,333 common shares.

(iv)	On February 5, 2021, BacTech completed the second round of financing using the Regulation “A” exemption. In this round the Company raised US$94,500 (CDN $121,557) at US$0.015 per share through the issuance of 6,300,000 common shares.

30

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

On February 8, 2021, BacTech completed a non-brokered private placement for gross proceeds of $153,500 through the issuance of 5,116,666 common shares priced at $0.03 per share. Four insiders of BacTech participated in the financing for a total of $39,000 resulting in the issuance of 1,300,000 common shares.

(v)	During the six months ended June 30, 2021, a total of 1,100,000 common share stock options were exercised at price of $0.07 per share, providing gross proceeds of $77,000 to the Company.

(vi)	During the six months ended June 30, 2021, a total of 8,751,167 common share purchase warrants were exercised at price of $0.05 per share, providing gross proceeds of $437,559 to the Company.

(vii)	On April 19, 2021, an arm’s length debenture holder agreed to convert $25,000 face value of debentures and the related accrued interest at $0.05 per share. This transaction resulted in the issuance of 680,000 common shares (Note 9 (a) – Debentures).

11. Warrant Reserve

The movements in the number and estimated fair value of outstanding broker warrants and share purchase warrants are as follows:

	Six months ended June 30, 2021		Year ended December 31, 2020
	Number Outstanding	Weighted Average Exercise Price $	Number Outstanding	Weighted Average Exercise Price $
Balance, beginning of period	21,598,427	0.05	33,500,908	0.05
Issued	-	-	12,710,667	0.05
Exercised (Note 10(vii))	(8,751,167)	0.05	-	-
Expired	-	-	(24,613,148)	0.05
Balance, end of period	12,847,260	0.05	21,598,427	0.05

31

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

The exercise price, expiry date, and the fair value assigned to warrants issued and outstanding as at June 30, 2021 are as follows:

Expiry Date	Weighted Average Exercise Price $	Grant Date Fair Value $	Warrants Outstanding	Remaining Contractual Life (yr)
September 22, 2022	0.05	63,530	1,333,260	1.23

July 16, 2021	0.05	14,235	1,250,000	0.04
April 19, 2022	0.05	12,028	1,240,000	0.80
May 12, 2022	0.05	23,004	2,108,000	0.87
February 14, 2022	0.05	2,800	400,000	0.63
June 25, 2022	0.05	3,035	248,000	0.99
November 28, 2022	0.05	21,300	2,480,000	1.41
May 1, 2022	0.05	30,035	1,680,000	0.84
May 13, 2022	0.05	28,400	2,108,000	0.86
	0.05	198,367	12,847,260	0.91

The fair values of the warrants issued during the year ended December 31, 2020 were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2020
Risk free interest rate	0.36% to 1.32%
Expected dividend yield	Nil
Exercise price	$0.05
Share price	$0.01 to$0.02
Expected volatility	186 -254%
Expected life	2 to 3years

Option pricing models require the input of subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the estimate of fair value, and therefore, use of Black-Scholes option pricing model may not provide a realistic measure of the fair value of the Company’s warrants at the date of issue.

32

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

12. Stock Options

The Company has a stock option plan (the “Plan”), under which the Company may grant options to directors, officers, employees, and third party service providers. Under the terms of the Plan that was re-approved by the shareholders on July 18, 2018, the Company is authorized to issue a maximum of 10% of the issued and outstanding shares.

The purpose of the Plan is to attract, retain and motivate directors, officers, and certain third party service providers by providing them with the opportunity to acquire a proprietary interest in the Company and benefit from its growth. The options granted under the Plan are non-assignable, have a term of 5 years and vest over periods of up to two years from the date of issue.

	Six months ended June 30, 2021		Year ended December 31, 2020
	Number Outstanding	Weighted Average Exercise Price $	Number Outstanding	Weighted Average Exercise Price $
Balance, beginning of year	7,000,000	0.07	4,500,000	0.08
Granted	2,200,000	0.12	2,500,000	0.05
Exercised (note 10 (vi))	(1,100,000)	0.07	-	-
Expired	(1,050,000)	0.07	-	-
Balance, end of period	7,050,000	0.09	7,000,000	0.07

Options to purchase common shares outstanding at June 30, 2021 carry exercise prices and remaining terms to maturity as follows:

Expiry Date	Weighted Average Exercise Price $	Grant Date Fair Value $	Number of Options Outstanding	Number of Options Exercisable	Remaining Weighted Average Contractual Life (yr.)
April 1, 2022	0.07	10,425	300,000	300,000	0.75
October 24, 2022	0.10	70,300	1,900,000	1,900,000	1.32
October 2, 2023	0.07	4,500	150,000	150,000	2.25
August 20, 2030	0.05	74,900	2,500,000	2,500,000	9.15
March 26, 2026	0.12	217,120	2,200,000	2,200,000	4.74
	0.09	377,245	7,050,000	7,050,000	5.16

For the six months ended June 30, 2021, the Company Granted 2,200,000 options with a 5 year life and an exercise price of $0.12. The Company recognized share based payment expense of $217,120 for the six months ended June 30, 2021.

For the year ended December 31, 2020, the Company granted 2,500,000 options with a 10 year life and exercise price of $0.05. These stock options were issued to those officers and consultants who forgave accrued salaries and fees for the periods up to and ended June 30, 2020. During the year ended December 31, 2020, the Company recognized a total share based payment expense of $74,900 from the vesting of options granted.

33

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

The fair values of the options issued during the year ended December 31, 2020 and six months ended June 30, 2021 were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2021	2020
Risk free interest rate	0.99%	0.41%
Expected dividend yield	Nil	Nil
Exercise price	$0.12	$0.05
Share price	$0.10	$0.03
Expected volatility	224%	287%
Expected life	5 years	10 years

Option pricing models require the input of subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the estimate of fair value, and therefore, use of Black-Scholes option pricing model may not provide a realistic measure of the fair value of the Company’s warrants at the date of issue.

13. Income (Loss) per Share

The calculation of basic and diluted loss per share for the six months ended June 30, 2021 includes a net loss attributable to common shareholders of $649,934 (2020 – net gain of $1,018,858) and the weighted average number of common shares outstanding of 131,348,787 (2020 – 103,998,200). For the three months ended June 30, 2021 the calculationof basic and diluted loss per share is based on loss attributable to common shareholders of $252,097 (2020 – net income of $1,190,543) and the weighted average number of common shares outstanding of 137,907,880 (2020 – 105,420,423). The calculation of basic and diluted loss per share for the prior year did not include the effect of share purchase options and warrants outstanding as they would be anti-dilutive.

14. Operating and Administrative

Operating and administrative expense consists of the following:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
	$	$	$	$
Salaries and management fees (note 7)	41,722	(71,250)	81,847	-
Share based payments (note 12)	-	-	217,120	-
Professional fees	83,889	20,678	91,071	40,096
Shareholder information and filing fees	19,936	25,174	34,119	43,034
Travel	4,890	-	4,890	360
General office expenses	7,111	4,256	19,370	10,074
Total	157,548	(21,142)	448,417	93,564

34

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

15. Finance Charges

Finance charges consist of the following:

	Three months ended June 30		Six months ended June 30
	2021	2020	2021	2020
	$	$	$	$
Interest and bank charges	1,385	155	2,062	1,109
Loan payable interest (note (8))	13,875	12,825	27,750	26,700
Debenture interest (note (9))	17,775	30,450	39,990	59,850
Accretion expense (note (9))	29,965	5,461	59,865	18,211
Total	63,000	48,891	129,667	105,870

16. Financial Risk Factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to sales tax receivable is remote.

Liquidity risk

As at June 30, 2021, the Company had a cash balance of $255,153 (December 31, 2020 - $19,412) as against current liabilities of $2,469,959 (December 31, 2020 - $2,653,880). The Company does not have sufficient cash reserves to fund its administrative costs and fund any project development initiatives for the coming twelve month period, and to repay its liabilities to trade creditors and debt holders. Management is actively involved in identifying reclamation ventures amenable to the application of the Company’s technology and in seeking new equity financing to enable it to service the Company’s liabilities and its ongoing administrative costs. There can be no assurance that the Company will be successful in these initiatives.

While the multiple debt conversions and forgiveness have substantially improved the Company’s Statement of Financial Position, its liquidity remains at a parlous low level and it continues to incur costs that will require continued success in additional financings.

Market risk

(a) Interest rate risk

The Company has cash earning interest at a variable interest rate, a loan payable and debentures bearing interest at 12% to 18% per annum. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.

35

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(b) Foreign currency risk

The Company’s functional currency is the Canadian dollar. Major purchases are transacted in Canadian dollars. The Company funds certain operations and administrative expenses using United States dollars. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

(c) Price risk

The Company is not exposed to price risk with respect to commodity prices because the Company is not a producing entity.

As at June 30, 2021 and December 31, 2020 the Company does not have any financial instruments measured at fair value and that require classification within the fair value hierarchy.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows. All of the financial assets are reflected at amortized costs, as at:

	June 30 2021	December 31 2020
Financial assets at amortized cost:
Cash	$255,153	$19,412

Financial liabilities included in the statement of financial position are as follows. All of the financial liabilities are reflected at amortized costs, as at:

	June 30 2021	December 31 2020
Financial liabilities at amortized cost:
Payable to Aquila Resources Inc.	$161,294	$161,294
Accounts payable and accrued liabilities	$1,550,005	$1,666,791
Government assistance	$60,000	$60,000
Loan payable	$150,000	$150,000
Debentures	$575,660	$615,795

36

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

Fair value

The condensed interim consolidated statements of financial position carrying amounts for cash, receivables and trade payables, approximate fair value due to their short-term nature.

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

●	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at June 30, 2021 and December 31, 2020 the Company does not have any financial instruments measured at fair value and that require classification within the fair value hierarchy.

17. Capital Management

The Company defines capital as shareholders’ equity. The Company’s objective when managing its capital is to restore its deficit to a positive balance in order to provide an adequate return to shareholders by maintaining a sufficient level of funds, in order to support the acquisition, assessment and evaluation, and development of mineral reclamation properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is currently in the early stages of evaluation and assessment of projects; as such, the Company is dependent on external financing to fund its activities. In order to carry out the assessment and evaluation of the projects and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties, if it feels there is sufficient geologic or economic potential, and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company does not have externally imposed capital requirements. The Company’s capital management objectives, policies and processes have remained unchanged during the period ended June 30, 2021 and year ended December 31, 2020, with the exception of the Regulation A mechanism for new financings, discussed above, which has substantially enhanced the Company’s prospect for a continuing ability to raise additional capital.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than of the Canadian Securities Exchange (“CSE”). The impact of any violation of CSE policy is not known and is ultimately dependent on the discretion of the CSE.

37

BacTech Environmental Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

18. Commitments and Contingencies

Management contract

The Company currently has employment agreements with the provision of termination and change of control benefits with the two officers of the Company. The agreements for each officer provides that in the event that their employment is terminated by the Company other than for cause then the officer shall be entitled to a lump sum payment amount equal to 12 months base salary plus 1 month salary for each year of service, to a max of 36 months base salary. If a change of control were to occur, the officer would be entitled to 2 years of compensation (salary plus bonus). As a triggering event has not taken place, the contingent payments have not been reflected in these condensed interim consolidated financial statements.

Environmental matters

The Company’s exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

19. Liabilities related to abandoned subsidary

On May 24, 2016, BacTech announced that its 98% owned Bolivian subsidiary Empresa Minera Ambiental BacTech S.A. (“EMABSA”), had signed an Association Contract with Corporación Minera de Bolivia (“COMIBOL”), the state mining company of Bolivia. On September 15, 2016, the Bolivian government approved and ratified the agreement.

The ten-year contract called for the environmental remediation and restoration of the “Antigua” tailings and an option on the “Nuevo” tailings, both situated at the Telamayu mill site. The agreement envisions three phases, with the first phase focused on the completion of a technical study on the Antigua tails.

On September 9, 2019, BacTech announced that it will not proceed with the reclamation of the Telamayu tailings project in Bolivia. After completing metallurgical test work on the project and evaluating the economics of the project it was decided that the project would be too difficult to finance. BacTech has abandoned the Bolivian subsidiary which is inactive. Management believes that there will be no impact on the business of the Company and accounts payable amounts will not be pursued by vendors.

The following liabilities have been included in the Company’s balance sheet.

	June 30 2021	December 31 2020 $
Liabilities releated to abandoned subsidary	180,647	180,647

20. Government assistance

Canada Business Emergency Account

In fiscal 2020, the Company received a $60,000 emergency business loan under the federal government Canada Business Emergency Account (“CEBA”) initiative. In the event the Company repays the $40,000 by December 31, 2022, there will be no interest payable on the loan and the remaining $20,000 would be forgiven. In the event there is a loan balance outstanding on January 1, 2023, the loan would be renewed for a three year term with a fixed annual rate of interest of 5%.

21. Subsequent events

Warrants Exercised

Subsequent to June 30, 2021, a total of 2,480,000 common share purchase warrants were exercised providing gross proceeds of $124,000 to the Company.

38

Item 4. Exhibits

Number	Exhibit Description

2.1(1)	Articles of Incorporation
2.2(1)	Bylaws
3.1(1)	Specimen Stock Certificate
3.2(1)	Subscription Agreement
6.1(1)	License Agreement by and between the Company and GMR Inc., dated March 1, 2019
6.2(1)	Employment Agreement by and between the Company and Ross Orr, dated December 1, 2012
6.3(1)	Employment Agreement by and between the Company and Louis Nagy, dated January 1, 2018
6.4(2)	Loan Agreement by and between Victoria Ross and the Company, dated January 2, 2015
6.5(2)	Unsecured Debenture by and between Donald McFarlane and the Company, dated April 20, 2017
6.6(2)	Unsecured Debenture by and between David McFarlane and the Company, dated April 20, 2017
6.7(2)	Unsecured Debenture by and between David Bunston and the Company, dated April 20, 2017
6.8(2)	Unsecured Debenture by and between James Witzel and the Company, dated April 20, 2017
6.9(2)	Unsecured Debenture by and between Mark Wheeler and the Company, dated April 20, 2017
6.10(2)	Unsecured Debenture by and between Ward Seymour and the Company, dated April 20, 2017
6.11(2)	Unsecured Debenture by and between 2432692 Ontario Inc., and the Company, dated April 20, 2017
6.12(2)	Unsecured Debenture by and between Sandra Stone and the Company, dated May 12, 2017
6.13(2)	Unsecured Debenture by and between William Gramer and the Company, dated May 12, 2017
6.14(2)	Unsecured Debenture by and between Jeffery Seymour and the Company, dated May 12, 2017
6.15(2)	Unsecured Debenture by and between John Evans and the Company, dated May 12, 2017
6.16(2)	Unsecured Debenture by and between Arnold Korpella and the Company, dated May 12, 2017
6.17(2)	Unsecured Debenture by and between Dave Jamieson and the Company, dated May 12, 2017
6.18(2)	Unsecured Debenture by and between 2342692 Ontario, Inc., and the Company, dated June 26, 2017
6.19(2)	Unsecured Debenture by and between Lloyd Ainey and the Company, dated June 26, 2017
6.20(2)	Unsecured Debenture by and between Wardon Partnership and the Company, dated September 22, 2017
6.21(2)	Unsecured Debenture by and between Wardon Partnership and the Company, dated August 14, 2017
6.22(2)	Unsecured Debenture by and between Victoria Ross and the Company, dated November 29, 2017
6.23(2)	Unsecured Debenture by and between Leede Jones Gable Inc. and the Company, dated May 11, 2018
6.24(2)	Convertible Bridge Loan by and between Aggregate Exchange Company, Ltd., and the Company, dated May 1, 2019
6.25(2)	Convertible Bridge Loan by and between Victoria Ross and the Company, dated May 1, 2019
6.26(2)	License Agreement by and between the Company and REB Gold Corporation, dated October 7, 2010.
11.1*	Consent of McGovern, Hurley, Cunningham, LLP
12.1(4)	Opinion of Law Office of Andrew Coldicutt
14.1(2)	Appointment of Agent for Service of Process

(1)	Previously filed on Form 1-A on April 2, 2020 (SEC File No. 024-11187) and incorporated herein by reference
(2)	Previously filed on Form 1-A on June 8, 2020 (SEC File No. 024-11187) and incorporated herein by reference
(3)	Previously filed on Form 1-A on June 30, 2020 (SEC File No. 024-11187) and incorporated herein by reference
(4)	Previously filed on Form 253G1 on July 24, 2020 (SEC File No. 024-11187) and incorporated herein by reference

* filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BacTech Environmental Corporation

By:	/s/ Ross Orr
Ross Orr, Chief Executive Officer (Principal Executive Officer).

(Date): November 22, 2021

By:	/s/ Louis R. Nagy
Louis R. Nagy, Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer).

(Date): November 22, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURES OF DIRECTORS:

/s/ Ross Orr	November 22, 2021
Ross Orr, CEO, Director	Date

/s/ John C. Gingerich	November 22, 2021
John C. Gingerich, Director	Date

/s/ Louis R. Nagy	November 22, 2021
Louis R. Nagy, CFO Director	Date

/s/ Jay Naster	November 22, 2021
Jay Naster, Director	Date

/s/ Donald Whalen	November 22, 2021
Donald Whalen, Director	Date

/s/ Walter Cimowski	November 22, 2021
Walter Cimowski, Director	Date

/s/ Tim Lewin	November 22, 2021
Tim Lewin Director	Date

/s/ Jay Richardson	November 22, 2021
Jay Richardson, Director	Date

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